HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

Filenr. 082-04865

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

04035751

Naarden, 16 July 2004

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

PROCESSED
JUL 26 2004
THOMSON
FINANCIAL

dw 7/26

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 23 2004
WASH. D.C. 155

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 22 April 2004

1. COMMERCIAL REGISTER

Date	Language	Change
25-06-2004	English and Dutch	Appointment of the Supervisory board members Mr De Raad en Mr Bourigeaud and appointment of Mr R. de Becker as chairman of the Board of Management

2. PRESS RELEASES

Date	Language	Subject
None		

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:05-02-2004
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.309.250,40
Paid up capital	:EUR 619.309.250,40
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:6

Director(s):

Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised

Name	:De Becker, Rudiger Walter Annie
Date and place of birth	:02-09-1946, Brugge, Belgium
Address	:Beysterveld 31, 1083KA Amsterdam
Date of entry into office	:21-04-2004
Title	:Voorzitter van de Raad van Bestuur

Powers	:Solely/independently authorised ....

Supervisory director(s):

Name	:Bourigeaud, Bernard André Joseph ....
Date and place of birth	:20-03-1944, Bordeaux ....
Address	:40 Avenue Du Manoir, B-1410 Waterloo, Belgium .
Date of entry into office	:21-04-2004 ....
Name	:Kalff, Peter Jan ....
Date and place of birth	:12-05-1937, Amsterdam ....
Address	:Schapendrift 70, 1261HR Blaricum ....
Date of entry into office	:27-04-1994 ....
Title	:Voorzitter Raad van Commissarissen ....
Name	:Eustace, Dudley Graham ....
Date and place of birth	:03-07-1936, Oxford, United Kingdom ....
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . United Kingdom ....
Date of entry into office	:19-04-1999 ....
Title	:Vice-voorzitter Raad van Commissarissen ....
Name	:de Raad, Mattheus Petrus Maria ....
Date and place of birth	:07-01-1945, Gameren ....
Address	:Hoevensestraat 12 A, 5262LN Vught ....
Date of entry into office	:21-04-2004 ....

Authorized signatory(signatories):

Name	:Mapletoft, Brian James ....
Date and place of birth	:28-02-1948, Sleaford, United Kingdom ....
Address	:Keizersgracht 579 P, 1017DR Amsterdam ....
Date of entry into office	:17-10-2000 ....
Title	:Group Treasurer ....
Powers	:Restricted power of attorney ....
Name	:Bijl, Hein ....
Date and place of birth	:13-04-1968, Amersfoort ....
Address	:Raamstraat 14 C, 1016XM Amsterdam ....
Date of entry into office	:29-01-2004 ....
Title	:Bijzondere gevolmachtigde ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

Amersfoort, 25-06-2004

For extract

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

J. Verwij
handelsregister medewerker

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

<u>Rechtspersoon:</u>

Rechtsvorm	:Naamloze vennootschap ....
Naam	:Hagemeyer N.V. ....
Statutaire zetel	:Amsterdam ....
Akte van oprichting	:17-06-1920 ....
Akte laatste statuten-wijziging	:05-02-2004 ....
Maatschappelijk kapitaal	:EUR 810.000.000,00 ....
Geplaatst kapitaal	:EUR 619.309.250,40 ....
Gestort kapitaal	:EUR 619.309.250,40 ....

<u>Onderneming</u>:

Handelsna(a)m(en)	:Hagemeyer N.V. ....
Adres	:Rijksweg 69, 1411GE Naarden ....
Correspondentieadres	:Postbus 5111, 1410AC Naarden ....
Telefoonnummer	:035-6957611 ....
Datum vestiging	:15-06-1900 ....
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920 ....
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en .... financieren van ondernemingen ....
Werkzame personen	:6 ....

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling ....
Geboortedatum en -plaats	:16-11-1952, Nijmegen ....
Adres	:Konijnenlaan 40, 2243ET Wassenaar ....
Infunctietreding	:24-04-2003 ....
Titel	:Lid van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:De Becker, Rudiger Walter Annie ....
Geboortedatum en -plaats	:02-09-1946, Brugge, België ....
Adres	:Beysterveld 31, 1083KA Amsterdam ....
Infunctietreding	:21-04-2004 ....
Titel	:Voorzitter van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Commissaris(sen):

25-06-2004 Blad 00002 volgt.

Naam	:Bourigeaud, Bernard André Joseph ....
Geboortedatum en -plaats	:20-03-1944, Bordeaux ....
Adres	:40 Avenue Du Manoir, B-1410 Waterloo, België ..
Infunctietreding	:21-04-2004 ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ....
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ....
Naam	:de Raad, Mattheus Petrus Maria ....
Geboortedatum en -plaats	:07-01-1945, Gameren ....
Adres	:Hoevensestraat 12 A, 5262LN Vught ....
Infunctietreding	:21-04-2004 ....

Gevolmachtigde(n):

Naam	:Mapletoft, Brian James ....
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk .....
Adres	:Keizersgracht 579 P, 1017DR Amsterdam ....
Infunctietreding	:17-10-2000 ....
Titel	:Group Treasurer ....
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raad- . pleeg dossier ....
Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:Raamstraat 14 C, 1016XM Amsterdam ....
Infunctietreding	:29-01-2004 ....
Titel	:Bijzondere gevolmachtigde ....
Bevoegdheid	:Beperkte volmacht; voor inhoud volmacht .... raadpleeg dossier ....

Amersfoort, 25-06-2004

Voor uittreksel

J. Verwij
handelsregister medewerker